東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 AUG 17 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07026050

FILE NO. 82-4861

August 9, 2007

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Notice of the 17th Ordinary General Meeting of Shareholders (dated June 1, 2007) (Excerpt English translation); and
- Notice of Resolutions of the 17th Ordinary General Meeting of Shareholders (dated June 22, 2007) (Excerpt English translation).

Yours very truly,

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

(Excerpt translation)

Securities code: 6875
June 1, 2007

To the Shareholders:

NOTICE OF THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 17th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

If you do not expect to be present at the meeting, voting rights can be exercised in writing. Hence, please go over the Reference Document for the General Meeting of Shareholders set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions no later than 6:30 p.m. on June 21 (Thursday), 2007 (Japan time), which is the day immediately preceding the date of this Ordinary General Meeting of Shareholders.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

1. Date and hour:

   June 22 (Friday), 2007, 10:00 a.m.

2. Place:

   Osaka Science & Technology Center, 8F Large Hall
   8-4, Utsubo-Honmachi 1-chome, Nishi-ku, Osaka

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 17th fiscal year (from April 1, 2006 to March 31, 2007)

   2. Report on the financial statements for the 17th fiscal year (from April 1, 2006 to March 31, 2007)

   Matters to be resolved:

   Proposition No. 1: Amendment to the Articles of Incorporation

   Proposition No. 2: Election of seven Directors

   Proposition No. 3: Election of two Statutory Auditors

   Proposition No. 4: Revision of remuneration of Directors

- - - - -

(Provided document)

BUSINESS REPORT

(April 1, 2006 to March 31, 2007)

1. Current state of the MegaChips Group (the "Group")

(1) Business activities for the fiscal year under review

(i) Developments and results of business activities:

The Japanese economy during the fiscal year under review registered tones of steady expansion as corporate earnings continued to improve, capital investment was increased and employment also entered the phase of gradual recovery.

In our electronic machinery and equipment industry, the market for consumer audiovisual equipment, including digital TV, and 3G cellular phones partly expanded. However, the market for the industry in general increased slightly in comparison with the previous fiscal year.

Under these circumstances, the Group focused its efforts on developing and selling customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension, sound and music compression, extension and transmission, and system products.

Specifically, with the digitalization of images, sounds, music and other media and the prevalence of broadband networks and 3G cellular phone networks, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and sell system LSIs for high-performance digital cameras, system LSIs for third-generation (3G) cellular phones and system LSIs for terrestrial digital broadcasting, as well as develop and sell system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, on a consolidated basis, sales and ordinary profit amounted to ¥44,696 million (a 45.5% increase from the previous fiscal year) and ¥2,869 million (a 35.4% increase), respectively. Profit for the year amounted to ¥1,519 million (a 14.9% increase).

With regard to year-end dividends for the fiscal year under review, management intends to pay an ordinary dividend of ¥18 per share, in appreciation of the shareholders' support. Additionally, the Company intends to maintain its shareholder special benefit plan, under which the Company will send small gifts to the shareholders holding 100 shares (one unit of shares) or more as of March 31, 2007.

(a) Business performance by department of the Group:

- LSI business:

  Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥35,979 million (a 50.3% increase from the previous fiscal year) as demand for LSIs for storing game software (custom memories) increased steadily. Consolidated sales of application-specific LSIs (ASSP) amounted to ¥6,040 million (a 62.0% increase from the previous fiscal year) as demand for LSIs for digital cameras and LSIs for receiving one segment of a frequency band of terrestrial digital broadcasting, commercial production of which began toward the end of the previous fiscal year, increased steadily. Consequently, consolidated sales in the LSI business totaled ¥42,020 million (a 51.9% increase).

- System business

  Consolidated sales in the system business amounted to ¥2,675 million (a 12.4% decrease from the previous fiscal year) as the launch of new system products for recording and transmitting digital images in the area of security and monitoring was delayed.

(b) Business performance of the Group by geographic segment:

- Japan

  Sales of customer-specific LSIs (ASIC) increased steadily. Consequently, consolidated sales totaled ¥43,401 million (a 49.2% increase from the previous fiscal year).

- Asia

  Demand remained weak in Asia. Consequently, consolidated sales amounted to ¥1,295 million (a 20.6% decrease from the previous fiscal year).

(ii) Investment in plant and equipment:

During the fiscal year under review, capital investment was made principally in design development assistant equipment, which amounted to ¥57 million.

(iii) Financing:

To apply to working capital requirements, the Company borrows short-term loans and long-term loans from financial institutions as the necessity arises. The borrowings outstanding from the financial institutions as of the close of the fiscal year under review were ¥6,000 million.

During the fiscal year under review, the Company did not raise funds by a capital increase or bond issue.

(iv) Acquisition and assumption of the rights and obligations with regard to the business of other corporations by merger or acquisition through divestiture:

The Company merged its subsidiaries MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007.

On April 1, 2004, the MegaChips Group shifted to the current system of holding company through corporate separation, with the aim of creating a business environment under which each division of business can maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division of business and speedy decision-making.

Under the system of holding company, the group companies had sought to promote the selection and concentration and enhance efficiencies in their respective operations. As a result, the Group successfully established a basis for medium- and long-range growth and achieved its initial objective.

However, to face competition in and outside of Japan in the future and seek further growth, the Group is required to enhance cost-consciousness, improve efficiency of and standardize its operations, and maintain and improve its quality levels. For that purpose, the Company has determined that it is necessary to integrate and strengthen the fundamental functions common to the LSI business and system business, including consignment of manufacture of products, quality assurance and physical distribution. Furthermore, to efficiently establish a system for securing the trustworthiness of its financial reporting under the Financial Instruments and Exchange Law of Japan, the Company has determined that it is the most appropriate method to consolidate the three group companies.

(2) Property and income/loss for the most recent three fiscal years:

	14th April 1, 2003 - March 31, 2004	15th April 1, 2004 - March 31, 2005	16th April 1, 2005 - March 31, 2006	17th April 1, 2006 - March 31, 2007
Sales (millions of yen)	25,878	30,122	30,721	44,696
Ordinary profit (millions of yen)	1,460	2,168	2,119	2,869
Profit for the year (millions of yen)	280	1,174	1,321	1,519
Profit for the year per share (yen)	10.09	44.73	50.95	61.34
Total assets (millions of yen)	18,183	20,597	23,986	32,342
Net assets (millions of yen)	15,371	16,262	16,833	19,693
Net assets per share (yen)	607.49	642.13	677.61	794.84

(Note) As from the 17th fiscal year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

(3) Major parent company and subsidiaries:

(i) Parent company:

Not applicable.

(ii) State of major subsidiaries:

Company	Capital	Ratio of voting rights of the Company	Main business
MegaChips System Solutions Inc.	¥500 million	100.0%	Planning, development, manufacturing, sale of, and provision of support for, system products and related products
MegaChips LSI Solutions Inc.	¥500 million	100.0%	Planning, development, manufacturing and marketing of LSI products
Shun Yin Investment Ltd.	NT$629 million	100.0%	Investment business
MegaChips (Hong Kong) Limited	HK$24,900 thousand	100.0% (100.0%)	Planning, development, manufacturing, sale of, and provision of support for, LSI products and system products in Asia; businesses pertaining and relating to import and sale of products of Macronix International Co., Ltd.

(Note) The figure in the parentheses in the column of ratio of voting rights shows the ratio of voting rights indirectly held by the Company.

(iii) State of important business tie-ups:

The Company has entered into important business tie-ups with Nintendo Co., Ltd. and Macronix International Co., Ltd., with both of which the Company has contract manufacturing arrangements with regard to the supply of LSIs for use in computer game consoles.

(4) Future challenges:

In spite of negative factors to economic recovery, such as a risk of resumption of deflation and higher resource prices, a virtuous cycle of improved employment, expansion of investment in plant and equipment and increased consumption is tending to continue as corporate earnings are expanding. Thus, the Japanese economy is expected to register tones of a slow expansion. In the social environment surrounding the businesses of the Group, due to the prevalence of the wired and wireless broadband networks, the digitalization of broadcasting and the development of LSI technologies, a further sophisticated information society is expected to come to pass where anyone can make, send, receive and use digital images, music and sounds easily at any place. The Group intends to expand business by concentrating its resources on system LSIs and system products needed for materializing such environment.

In the LSI business, the Group intends to strengthen its capabilities to develop both software and hardware by increasing development personnel and actively invest in development to swiftly launch system LSIs with competitive edges to the market. The Group also intends to strengthen its capabilities of marketing and supporting customers and develop customers both in Japan and overseas. Simultaneously, to accelerate these developments, the Group intends to strengthen strategic partnerships.

In the system business, the Company, seeing the trend of digitalization of visual monitoring system products as an opportunity, will make use of its nurtured digital image processing and communications technologies to have a fuller line of products. Simultaneously, the Company will strengthen its capabilities of planning, capabilities of responding to cost fluctuations and marketing channels to expand business.

The efficient allocation of management resources will improve competitiveness of the core areas and the clarification of the functions and responsibilities of each business will materialize more swift business judgment and more efficient management, whereby improving profitability. Additionally, by securing hard-core human resources and strengthening human resources development, the Group intends to develop products with competitive edges to accelerate the establishment of a basis for high profitability of its core LSI business in a medium- and long-term perspective and improve profitability of its system business to improve its corporate value.

Management sincerely hopes that its shareholders will continue giving the Company their full support and encouragement.

(5) Major businesses (as of March 31, 2007):

The Company is a holding company that controls and supervises operating activities of its group companies by holding their shares.

The Group is comprised of the Company and its four subsidiaries and one affiliated company. Major businesses of the Group are as follows:

Items	Contents
LSI Business	·Planning, development, manufacture and sale of customer-specific LSIs ·Planning, development, manufacture and sale of application-specific LSIs ·Purchase and sale of other LSIs (standard LSIs developed by semiconductor manufacturing partners)
System Business	·Planning, development, manufacture and sale of system products

(6) Main business offices:

(Translation omitted)

(7) State of employees:

(Translation omitted)

(8) Principal lenders (as of March 31, 2007):

Lender	Balance of borrowings (million yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,000
Risona Bank, Limited	2,000
Nippon Life Insurance Company	2,000

2. Current state of the Company

(1) State of shares as of (March 31, 2007):

(i) Total number of issuable shares: 100,000,000 shares

(ii) Total number of issued shares: 25,939,217 shares

(iii) Number of shareholders: 16,677 persons

(iv) Shareholder holding one-tenth or more of the total number of issued shares:

Name	Equity participation in the Company	
	Number of shares held	Equity participation ratio
Shindo Corporation	2,479,421 shares	10.01%

(Note) The equity participation ratio is calculated by excluding the shares of treasury stock (1,162,360 shares).

(2) State of stock acquisition rights, etc.:

State of stock acquisition rights held by the officers:

Date of resolution on issuance		August 20, 2002 (Note 1)	March 10, 2005
Number of stock acquisition rights:		19	1,720
Class and number of shares to be issued upon exercise of stock acquisition rights:		3,154 shares of common stock (166 shares per stock acquisition right)	172,000 shares of common stock (100 shares per stock acquisition right)
Issue price of a stock acquisition right:		Free of charge	Free of charge
Paid-in amount upon exercise of a stock acquisition right:		¥5,946	¥1,276
Exercise period of the stock acquisition rights:		December 1, 2004 through September 30, 2009	September 1, 2006 through September 30, 2009
Terms and conditions of exercise of stock acquisition rights:		(Note 2)	(Note 3)
State of officers' holdings	Directors (excluding outside Directors)	Holders: 2 Number of rights: 10 Number of shares subject to the rights: 1,660	Holders: 3 Number of rights: 1,700 Number of shares subject to the rights: 170,000
	Outside Directors	Holders: 1 Number of rights: 5 Number of shares subject to the rights: 830	Holders: 1 Number of rights: 20 Number of shares subject to the rights: 2,000
	Statutory Auditors	Holders: 2 Number of rights: 4 Number of shares subject to the rights: 664	-

(Notes) 1. The stock acquisition rights were transferred to the Company as of October 1, 2003 pursuant to the share exchange agreement with MegaChips System Solutions Inc.

2. Any grantee of stock acquisition rights shall remain in office as director, statutory auditor or employee of the Company, its parent company, subsidiaries and associated companies or in any similar office when he/she exercises the rights. Other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions adopted at the Ordinary General Meeting of Shareholders held on June 27, 2002 and at the meeting of its Board of Directors held on August 20, 2002. If any grantee of stock acquisition rights dies, his/her heir shall succeed to his/her rights.

3. Any grantee of stock acquisition rights shall remain in office as director, statutory auditor or employee of the Company or its subsidiaries, or their outside collaborator when he/she exercises the rights; provided, however, that he/she can exercise the rights if he/she leaves office upon expiration of the term of office as director or statutory auditor of the Company or its subsidiaries, or due to his/her mandatory retirement age or any other good reason. Other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions adopted at the 14th Ordinary General Meeting of Shareholders and at the meeting of its Board of Directors held on March 10, 2005. If any grantee of stock acquisition rights dies, his/her heir shall succeed to his/her rights.

(3) State of the officers of the Company

(i) Directors and Statutory Auditors (as of March 31, 2007):

Title	Name
President and Representative Director	Shigeki Matsuoka
Managing Director	Yukihiro Ukai
Director	Yoshimasa Hayashi
Director	Tetsuo Hikawa
Director	Masayuki Fujii
Director	Hiroyuki Mizuno
Standing Statutory Auditor	Mitsuo Tsuji
Statutory Auditor	Nozomu Ohara
Statutory Auditor	Keiichi Kitano
Statutory Auditor	Hisakazu Nakanishi

(ii) Total amount of remuneration, etc. paid to the Directors and Statutory Auditors:

	Number	Amount of payment (thousand yen)
Directors (Outside Director)	6 (1)	70,700 (12,500)
Statutory Auditors (Outside Statutory Auditors)	4 (3)	30,650 (19,200)
Total	10	101,350

(iii) Matters concerning outside officers:

	Outside Director	Outside Statutory Auditor		
	Hiroyuki Mizuno	Nozomu Ohara	Keiichi Kitano	Hisakazu Nakanishi
a. Executive directors, employees, etc. of other corporations and the relations between the Company and such corporations	-	-	(Note 1)	(Note 1)
b. Concurrent holding of offices of outside officers of other corporations	(Note 2)	(Note 2)	-	-
c. Relations of the third degree or less with executive director, employee, etc. of the Company and specified related enterprises	-	-	-	(Note 3)
d. Activities at meetings of the Board of Directors, etc. for the fiscal year under review	(Note 4)	(Note 4)	(Note 4)	(Note 4)
e. Outline of the content of the liability limitation agreement	(Note 5)	(Note 5)	(Note 5)	(Note 5)
f. Total amount of remuneration, etc. of outside officers	(Note 6)	(Note 6)	(Note 6)	(Note 6)
g. Amount of remuneration, etc. as officers dispatched from its subsidiaries	(Note 7)	(Note 7)	(Note 7)	(Note 7)
h. Opinions of the outside officers on items a. through g. above	-	-	-	-

(Notes) 1. Executive directors, employees, etc. of other corporations:

There are no special relations between the Company and such other corporations as set forth below.

Statutory Auditor Keiichi Kitano:	Director, Kabusiki Kaisha Toyono Keisan Center
Statutory Auditor Hisakazu Nakanishi:	President and Representative Director, Yawata Kosan Kabushiki Kaisha

2. Concurrent holding of offices of outside officers of other corporations:

Director Hiroyuki Mizuno:	Outside Director, KONAMI CORPORATION Outside Director, Innovation Engine Inc. Outside Director, 45 Corp.
Statutory Auditor Nozomu Ohara:	Outside Director, Kabushiki Kaisha Surutto KANSAI Outside Director, JSK Co., Ltd.

3. Outside Statutory Auditor Hisakazu Nakanishi is a brother-in-law of Chairman of the Company Masahiro Shindo.

4. Activities at meetings of the Board of Directors, etc. during the fiscal year under review:

Director Hiroyuki Mizuno:	Mr. Mizuno attended 13 (86.7%) of the 15 meetings of the Board of Directors held during the fiscal year under review. With regard to management and technologies, from an objective standpoint, independent of the executive Directors, he asked questions whenever necessary and actively expressed his opinions as to propositions, transactions, etc. thereat to clarify the points of arguments and questions, and provided necessary advice.
Statutory Auditor Nozomu Ohara:	Mr. Ohara attended 12 (80.0%) of the 15 meetings of the Board of Directors held during the fiscal year under review. Principally from a professional standpoint as an attorney at law and chartered patent agent, he asked questions whenever necessary and actively expressed his opinions as to propositions, transactions, etc. thereat to clarify the points of arguments and questions, and provided necessary advice. He attended 11 (84.6%) of the 13 meetings of the Board of Statutory Auditors held during the fiscal year under review. He expressed his opinions thereat whenever necessary, and exchanged opinions with regard to the results of audit and discussed important matters concerning audits.
Statutory Auditor Keiichi Kitano:	Mr. Kitano attended 14 (93.3%) of the 15 meetings of the Board of Directors held during the fiscal year under review. Principally from a professional standpoint as a certified tax accountant, he asked questions whenever necessary and actively expressed his opinions as to

propositions, transactions, etc. thereat to clarify the points of arguments and questions, and provided necessary advice.

He attended 13 (100.0%) of the 13 meetings of the Board of Statutory Auditors held during the fiscal year under review. He expressed his opinions thereat whenever necessary, and exchanged opinions with regard to the results of audit and discussed important matters concerning audits.

Statutory Auditor Hisakazu Nakanishi:	Mr. Nakanishi attended 14 (93.3%) of the 15 meetings of the Board of Directors held during the fiscal year under review. Based on his long experience in management of Matsushita Electric Works, Ltd., he asked questions whenever necessary and actively expressed his opinions. He attended 13 (100.0%) of the 13 meetings of the Board of Statutory Auditors held during the fiscal year under review. He expressed his opinions thereat whenever necessary, and exchanged opinions with regard to the results of audit and discussed important matters concerning audits.

5. Each outside officer and the Company have entered into a liability limitation agreement under which if he is liable for damages as provided for in Article 423, paragraph 1 of the Corporation Law of Japan, he shall be so liable to the extent as provided for in laws or ordinances as long as he executes his duties in good faith and without gross negligence.

6. The total amount of remuneration, etc. payable to the outside officers is described in "(ii) Total amount of remuneration, etc. paid to the Directors and Statutory Auditors" above.

7. The amount of remuneration, etc. payable to the officers dispatched from the subsidiaries was ¥11,500 thousand. Director Hiroyuki Mizuno, who had served as outside Director for MegaChips LSI Solutions Inc. and Megachips System Solutions Inc., and Statutory Auditors Nozomu Ohara and Keiichi Kitano, who had served as outside Statutory Auditors for MegaChips LSI Solutions Inc. and Megachips System Solutions Inc., retired from their offices, respectively, upon the merger of such subsidiaries by the Company as of April 1, 2007.

(4) Account auditors

(i) Name: KPMG AZSA & Co.

(ii) Amount of remuneration, etc.:

• Total amount of remuneration, etc. payable to the account auditors for the fiscal year under review:	¥35,700 thousand
• Total amount of money and other proprietary benefits payable to the account auditors by the Company and its subsidiaries:	¥40,700 thousand

(iii) Content of non-auditing services:

In preparing quarterly financial statements, the Company requests KPMG AZSA & Co. to express opinions thereon.

(iv) Policy on the determination of dismissal and non-reappointment of the account auditors:

For any reason on the part of the Company or in the event that the account auditors violate or contravene with laws or ordinances or the Company considers that the account auditors offended public order or morals, the Board of Statutory Auditors of the Company shall accordingly deliberate on the dismissal or non-reappointment of the account auditors. In the event that it considers it adequate to dismiss or not to reappoint the account auditors, it shall request the Board of Directors to make the "dismissal or non-reappointment of the account auditors" a proposition to be submitted to its General Meeting of Shareholders and the Board of Directors shall deliberate thereon.

(5) Systems to secure the properness of business activities

(i) Systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation:

To have a sound corporate culture take root in the Company, the President shall preach the importance and spirit thereof repeatedly to make all officers and employees thoroughly understand compliance with law as the prerequisite for corporate activities. Simultaneously, the President shall take measures at all times to improve the conditions of its audit and internal audit systems and strengthen the functions thereof to create an internal environment for proper audits.

(ii) Systems concerning storage and management of information on the execution by the Directors of their duties:

The Company shall appoint a person having group-wide general responsibility for the storage and management of information on the execution by the Directors and

Officers from among such Directors and Officers to record information necessary to confirm the state of execution by the officers and employees of their duties in writing or in electronic media pursuant to the "Document Management Regulations" and the "Document Management and Operation Standard Rules" and stipulate regulations for storage of internal documents in accordance with such regulations and rules. The officers and account auditors shall have access to such documents at all times.

To create a sound internal environment, the Company shall institute an organ to generally supervise group-wide internal control and make its sections responsible for compliance improve regulations and manuals and conduct internal training. The internal audit sections shall, in cooperation with the sections responsible for compliance, audit the state of compliance within the Group. The internal audit sections shall conduct these activities with the Statutory Auditors and the results thereof shall be reported to the President in writing.

(iii) Regulations concerning management of exposure to the risk of loss and other systems:

To recognize, evaluate and cope with any risk that may have a material effect on management for the whole Group in an adequate and timely manner, the Company shall place risks in the order according to the feasibility thereof and accordingly improve and operate its internal control systems to cope with risks in executing business.

To recognize, evaluate and cope with risks, the Company shall institute an evaluation system to define risks to cope with, establish procedures for risk management, improve the monitoring system therefor and confirm the effectiveness of such procedures and monitoring system periodically. To build a group-wide governance system, the Company shall establish regulations, secure information channels within the Group and recognize risks and make remedial requests and evaluations through its internal audits.

The Company shall establish a scheme for prompt and adequate information distribution in the event of any risk that may have a material effect on management. In addition to a regular channel for operational reporting, the Company shall also endeavor to establish other channels, including a help line, as required by law.

(iv) Systems to secure efficient execution by the Directors of their duties:

In its business execution line, the Company shall institute an appropriate system for control and monitoring. The Company is improving its system to ensure appropriate and efficient execution by the Directors of their duties under which the duties and powers and decision-making are all governed by internal rules pursuant to the "Regulations of Assignment of Duties and Powers", "Collective Decision-Making Regulations", "Regulations of Meetings", "Basic Regulations for Management of Group Companies", etc. The Company also is promoting efficient execution by the Directors of their duties pursuant to the "Regulations of Consolidated Budget Management", "Regulations of Budget Management", etc.

(v) Systems to secure the execution by the employees of their duties to comply with laws or ordinances and the Articles of Incorporation:

To enhance the monitoring functions independent of the business execution line, the Company shall institute a system to build a monitoring system with full independence and high ethical standards.

(vi) Systems to secure the properness of business activities of the corporate group comprised of the Company, its parent company and its subsidiaries:

The internal audit sections shall audit every operating company periodically and the representative directors of the operating companies shall receive reports thereon and exchange information with the Compliance Committee whenever necessary to recognize problems with compliance or problems with regard to the efficiency in executing their duties.

Pursuant to the "Regulations of the Board of Directors", "Basic Regulations for Management of Group Companies" or "Regulations of Dispatch of Directors", each operating company shall be obligated to seek approval of or report specified matters from or to the Company prior to resolutions by its board of directors. The Company shall allow each Director to share information of the matters subject to resolution by the boards of directors.

(vii) Matters concerning the employees to assist the Statutory Auditors to execute their duties when the Statutory Auditors request the assignment thereof:

To assign a secretariat to assist the Statutory Auditors and the Board of Statutory Auditors, the Company shall discuss with the Statutory Auditors before they commence to conduct internal audits. The Company shall also ensure the opportunities and rights for the Standing Statutory Auditors to attend important meetings concerning the whole Group and express opinions thereat. The Company has ensured the opportunities for the Statutory Auditors to discuss with the account auditors or any third-party expert whenever necessary and obtain advice in a timely and appropriate manner to conduct their auditing duties. Hence, the Company has not assigned employees on a permanent basis to assist the Statutory Auditors to execute their duties.

(viii) Matters concerning the independence of the employees set forth in (vii) above from the Directors:

Any employee who is given an order necessary for the audit duties or internal audits from the Statutory Auditors shall not be subjected to any direction or order from any Director or Officer related with the order.

(ix) System for reporting by the Directors and employees to the Statutory Auditors and other systems for reporting to the Statutory Auditors:

The Directors, Officers or employees shall promptly report to the Board of Statutory Auditors statutory matters, as well as all matters that will (or may) have material effects on the whole Group, the state of execution of internal audits, the state of development of compliance activities and the details thereof.

(x) Other systems to ensure effective audits by the Statutory Auditors:

The Statutory Auditors shall periodically exchange opinions with the President and Representative Director and the account auditors, respectively. The Company shall secure the opportunities for the Statutory Auditors to interview any Officer individually on the state of execution of his/her duties whenever and as long as necessary.

(6) Policy on determination of the distribution of retained earnings, etc.

The Company has recognized the distribution of profits to its shareholders as an important issue of management and paid dividends while taking into consideration increasing internal reserves necessary to strengthen its financial base and expand business.

In addition, the Company, at its Ordinary General Meeting of Shareholders held in June 2006, amended its Articles of Incorporation to allow itself to determine the distribution of retained earnings by resolution of the Board of Directors.

Under these circumstances, the Company considers it necessary to clearly present its policy on the distribution of retained earnings to the shareholders in the future. However, the Company now intends to distribute retained earnings in an expeditious and appropriate manner in accordance with the following policy.

With regard to dividends, based on its operating results on a consolidated basis for each fiscal year and by taking into consideration the implementation of its business strategy thereafter and the maintenance of the sound and healthy financial base, the Company distributes retained earnings equivalent to about 30% of net income on a consolidated basis within an amount distributable under law.

Meanwhile, internal reserves will be invested in the development of products expected to grow and expand in the future and human resources and otherwise in areas of growth potential and high profitability, and will also be utilized to invest in the expansion, greater efficiency and activation of business.

With regard to the purchase of its own shares on the stock market, the Company recognizes it as an effective means to distribute profits to the shareholders. Hence, the Company will use such means expeditiously by taking into consideration movements of its stock prices on the market, its financial status and other factors.

(7) Fundamental policy on corporate control

The Company recognizes that purchase defense measures and the protection of the interests of its shareholders from abusive purchasers are important issues for corporate management, and always collects information, and continuously deliberates, on recent business takeovers.

However, the Company does not intend to introduce any purchase defense measure that may prejudice the shareholders' rights.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2007)

	(thousand yen)
ASSETS	
Current assets:	**26,040,227**
Cash and deposits	4,737,569
Trade notes and trade accounts receivable	18,316,089
Inventories	2,357,514
Deferred tax assets	218,698
Others	411,803
Allowance for doubtful receivables	(1,448)
Fixed assets:	**6,301,989**
Tangible fixed assets	160,709
Buildings	87,652
Others	73,056
Intangible fixed assets	154,356
Others	154,356
Investments and other assets	5,986,924
Investment securities	4,643,485
Long-term deposit	400,000
Deferred tax assets	33,383
Others	911,793
Allowance for doubtful receivables	(1,738)
TOTAL ASSETS	**32,342,216**

	(thousand yen)
<u>LIABILITIES</u>	
Current liabilities:	**10,446,184**
Trade accounts payable	4,640,965
Short-term loans payable	4,000,000
Accrued corporate income taxes	968,980
Allowance for bonuses	210,904
Others	625,334
Fixed liabilities:	**2,202,464**
Long-term loans payable	2,000,000
Deferred tax liabilities	157,671
Others	44,792
TOTAL LIABILITIES	**12,648,648**
<u>NET ASSETS</u>	
Shareholders' Equity:	**17,635,616**
Capital	4,840,313
Additional paid-in capital	6,181,300
Retained earnings	8,497,051
Treasury stock	(1,883,049)
Revaluation and exchange differences, etc.	2,057,951
Revaluation difference of other securities	1,889,059
Foreign exchange translation adjustment	168,892
TOTAL NET ASSETS	**19,693,567**
TOTAL LIABILITIES AND NET ASSETS	**32,342,216**

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2006 to March 31, 2007)

(thousand yen)

Sales	**44,696,215**
Cost of sales	**37,867,342**
Gross profit on sales	6,828,872
Selling, general and administrative expenses	3,908,054
Operating profit	**2,920,818**
Non-operating profit	**13,541**
Interest received	7,814
Other non-operating profit	5,727
Non-operating expenses	**65,158**
Interest paid	40,070
Loss from sale of bonds	3,213
Loss from investments in partnership	11,944
Exchange loss	5,896
Miscellaneous losses	4,032
Ordinary profit	**2,869,201**
Special income	**36,258**
Gain on prior period adjustment	9,258
Gain from sale of investment securities	27,000
Special loss	**50,000**
Litigation settlement payment	50,000
Income before income taxes and others	**2,855,460**
Corporate income taxes, inhabitant taxes and enterprise taxes	1,316,773
Interperiod tax allocation adjustment	19,514
Profit for the year	**1,519,172**

Consolidated Statement of Changes in Shareholders' Equity, Etc.
(April 1, 2006 through March 31, 2007)

(thousand yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,840,313	6,181,300	7,441,028	(1,917,871)	16,544,770
Changes during the year					
Distribution of surplus			(396,083)		(396,083)
Officers' bonuses			(59,500)		(59,500)
Profit for the year			1,519,172		1,519,172
Acquisition of treasury stock				(815)	(815)
Disposition of treasury stock			(7,565)	35,637	28,072
Changes in items other than shareholders' equity during the year – net					
Total change during the year	-	-	1,056,023	34,822	1,090,845
Balance as of March 31, 2007	4,840,313	6,181,300	8,497,051	(1,883,049)	17,635,616

	Revaluation and exchange differences, etc.			Total net assets
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2006	158,728	130,432	289,160	16,833,931
Changes during the year				
Distribution of surplus				(396,083)
Officers' bonuses				(59,500)
Profit for the year				1,519,172
Acquisition of treasury stock				(815)
Disposition of treasury stock				28,072
Changes in items other than shareholders' equity during the year – net	1,730,331	38,460	1,768,791	1,768,791
Total change during the year	1,730,331	38,460	1,768,791	2,859,636
Balance as of March 31, 2007	1,889,059	168,892	2,057,951	19,693,567

Notes to Consolidated Financial Statements

1. Important matters forming the basis of preparation of consolidated financial statements

(1) Matters concerning the scope of consolidation:

(i) Consolidated subsidiaries:

- Number of consolidated subsidiaries: 4 companies
- Names of consolidated subsidiaries:

MegaChips System Solutions, Inc.
MegaChips LSI Solutions, Inc.
Shun Yin Investment Ltd.
MegaChips (Hong Kong) Limited

(ii) Non-consolidated subsidiaries: None

(2) Matters concerning the application of the equity method:

(i) Non-consolidated subsidiaries and affiliated companies to which the equity method is applied: None

(ii) Non-consolidated subsidiaries and affiliated companies to which the equity method is not applied:

- Name of the company: Mobile Television Inc.
- Reason for non-application of the equity method: Based on its profit or loss (based on the Company's equity interest) and retained earnings (based on the Company's equity interest), the company does not have a material impact on the consolidated financial statements and generally, is of no importance. Hence, it is excluded from the scope of application of the equity method.

(3) Matters concerning the fiscal years of consolidated subsidiaries:

The date of the closing of accounts of Shun Yin Investment Ltd. and MegaChips (Hong Kong) Limited is December 31 of each year and their financial statements as of the date of the closing of accounts are used for the purpose of preparing the consolidated financial statements. However, significant transactions for the period from January 1, 2007 up to March 31, 2007, or the date of the closing of consolidated financial accounts, were adequately adjusted for the purpose of consolidation.

(4) Matters concerning accounting standards:

(i) Basis and methods for evaluation of major assets

(a) Securities:

Other securities:

• Securities with market value:	At market value, determined by market prices, etc. as of the close of the fiscal year (Revaluation differences are all transferred directly to net assets. Selling costs are determined by the moving average method.)
• Securities without market value:	At cost, determined by the moving average method. However, investments in partnership are evaluated by an identified cost method and an amount equivalent to the amount of equity in the property of the partnership is reported as "investment securities" included in investments, etc. The amount of investments in partnership is recorded as "investment securities" and an amount equivalent to the amount of equity in net gain/loss of the partnership is reported as "non-operating profit and loss" and the same amount is added to or deducted from "investment securities", as the case may be. The amount of dividends from the partnership is deducted from "investment securities".

(b) Inventories:

• Work in process of the consolidated subsidiaries:	At cost, determined by the identified cost method
• Others:	At cost, determined principally by the periodic average method

(ii) Method of depreciation of important depreciable assets:

(a) Tangible fixed assets: Principally by the declining balance method.

Buildings are depreciated over three to 18 years and tools, furniture and fixtures are depreciated over two to 15 years.

(b) Trivial depreciable assets: Three-year equal installment method

(c) Intangible fixed assets: Straight line method; provided however, that depreciation of software (for use by the Company) is made by the straight line method based on the useful life (5 years) within the Company. Depreciation of software (for sale on the market) is made by the straight line method based on the possible sale period (3 years principally).

(d) Long-term prepaid expenses:

- Development expenses specifically defrayed for production readiness: Straight line method based on the possible sale period (3 years)
- Others: Equal installment method

(iii) Basis for providing important reserves:

(a) Allowance for doubtful receivables: To provide for losses arising from debts becoming uncollectable, the Company provides an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credits, including possible non-performing credits.

(b) Allowance for bonuses: An allowance for the bonuses to be paid to employees is provided in an estimated amount due during the accounting period.

(iv) Method of treatment of important lease transactions:

A financial lease other than those in which ownership of leased property is deemed to pass to its lessee is treated in the manner in which ordinary lease transactions are treated.

(v) Other important matters for preparation of consolidated financial statements:

a. Accounting treatment of consumption tax:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

(5) Matters concerning the evaluation of assets and liabilities of consolidated subsidiaries:

A method of complete evaluation by market prices is applicable.

(6) Amortization of goodwill and negative goodwill:

Goodwill and negative goodwill are amortized in equal amounts over five years.

(7) As from the consolidated fiscal year under review, consolidated financial statements are prepared pursuant to the Regulations on Corporate Accounts (Ministry of Justice Ordinance No. 13, promulgated on February 7, 2006).

(8) Changes in the accounting policies:

(Accounting Standard for Directors' Bonuses)

Bonuses for officers have been accounted for as a decrease in unappropriated retained earnings as a result of the appropriation of retained earnings. However, as from the fiscal year under review, the Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan ("ASBJ") Statement No. 4, November 29, 2005) is applicable and such bonuses are treated as expenses when defrayed.

Consequently, operating profit, ordinary profit and income before income taxes and others decreased ¥65,500 thousand, respectively, in comparison with the previous accounting method.

(Accounting Standard for Presentation of Net Assets in the Balance Sheet)

As from the fiscal year under review, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

The amount equivalent to the previous total shareholders' equity is ¥19,693,567 thousand.

(Accounting Standard for Share-Based Payment)

As from the fiscal year under review, the Accounting Standard for Share-Based Payment (ASBJ Statement No. 8, December 27, 2005) and the Implementation Guidance on Accounting Standard for Share-Based Payment (ASBJ Guidance No. 11, May 31, 2006) are applicable. The change has no effect on the consolidated statement of income.

2. Notes to Consolidated Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: ¥235,369 thousand

3. Notes to Consolidated Statement of Shareholders' Equity, etc.

(1) Class and the total number of issued shares:

Class	Number of shares as of March 31, 2006	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2007
Shares of common stock	25,939,217 shares	-	-	25,939,217 shares

(2) Class and the number of shares of treasury stock:

Class	Number of shares as of March 31, 2006	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2007
Shares of common stock	1,183,990 shares	370 shares	22,000 shares	1,162,360 shares

(Notes)
1. The number of shares during the year increased as a result of the acquisition of less-than-one-unit shares.
2. The number of shares during the year decreased as a result of the exercise of the stock acquisition rights.

(3) Matters concerning the distribution of retained earnings:

(i) Amount of payment for dividends, etc.:

Matters concerning the dividends by resolution of the 16th Ordinary General Meeting of Shareholders held on June 23, 2006:

- Aggregate amount of dividends ¥396,083 thousand
- Amount of dividend per share ¥16
- Record date March 31, 2006
- Effective date June 26, 2006

(ii) Dividends the record date for which falls during the fiscal year under review but the effective date for which falls during the next fiscal year:

Matters concerning the dividends by resolution at the meeting of the Board of Directors held on May 14, 2007:

- Aggregate amount of dividends ¥445,983 thousand
- Source of dividends Retained earnings
- Amount of dividend per share ¥18

- Record date　　March 31, 2007
- Effective date　　June 4, 2007

(4) Matters concerning the stock acquisition rights as of March 31, 2007:

	Resolved at the Ordinary General Meeting of Shareholders held on June 27, 2002	Resolved at the Ordinary General Meeting of Shareholders held on June 25, 2004
Class of shares to be issued or transferred upon exercise	Shares of common stock	Shares of common stock
Number of shares to be issued or transferred upon exercise	5,478 shares	268,500 shares
Unexercised stock acquisition rights	33 rights	2,685 rights

(Note) Any stock acquisition rights that did not become exercisable on or before March 31, 2007 are excluded in the above list.

4. Notes on Information per Share

(1) Net assets per share: ¥794.84

(2) Profit for the year per share: ¥61.34

5. Notes on Significant Subsequent Events

The Company, at the meeting of its Board of Directors held on February 26, 2007, adopted a resolution to merge its subsidiaries MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007 and entered into a merger agreement on February 26, 2007, as described below:

(1) Purpose of the merger:

On April 1, 2004, the MegaChips Group shifted to the current system of holding company through corporate separation, with the aim of creating a business environment under which each division of business can maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division of business and speedy decision-making.

As a result, its system business, which had long been deficit-ridden, produced a surplus during the previous business year and its LSI business has been cultivating new markets by utilizing new, proprietary technologies of the Group.

However, to face competition in and outside of Japan in the future and seek further growth, the Group is required to enhance cost-consciousness, improve efficiency of and standardize its operations, and maintain and improve its quality levels. For that purpose, the Company has determined that it is necessary to integrate and strengthen the fundamental

functions common to the LSI business and system business, including consignment of manufacture of products, quality assurance and physical distribution. Furthermore, to efficiently establish a system for securing the trustworthiness of its financial reporting under the Financial Instruments and Exchange Law of Japan, the Company has determined that it is the most appropriate method to consolidate the three group companies.

(2) Names of and major business of the companies to be merged:

MegaChips LSI Solutions Inc. engages in LSI business and MegaChips System Solutions Inc. engages in system business, respectively.

(3) Method of the merger and the trade name of the company after the merger:

The Company will, as a surviving company, merge MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc., both of which will be dissolved. The Company, in accordance with the provisions of paragraph 3 of Article 796 (Simplified merger) of the Corporation Law of Japan, has omitted to obtain a resolution therefor at any General Meeting of Shareholders.

The name of the company after the merger is MegaChips Corporation.

(4) Ratio of merger and the payment upon merger:

MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. were 100% subsidiaries of the Company, respectively. Hence, upon the merger, no new shares were issued, no capital was increased or no payment upon merger was made.

(5) Outline of the accounting treatment:

In accordance with the "Accounting Standard for Business Combinations" (Business Accounting Council, October 31, 2003) and the "Implementation Guidance on the Accounting Standard for Business Combination and the Accounting Standard for Business Divestitures" (ASBJ Accounting Standard Implementation Guidance No. 10, December 27, 2005), the merger was accounted for as a transaction made under common control.

(6) Transfer of assets:

As of the merger date, the Company acquired and assumed all of the assets, liabilities, rights and obligations of MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc.

The assets and liabilities of MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. acquired and assumed by the Company are as follows:

(i) MegaChips LSI Solutions Inc. (as of March 31, 2007)

Total assets	¥19,384 million
Total liabilities	¥14,501 million
Total net assets	¥4,883 million

(ii) MegaChips System Solutions Inc. (as of March 31, 2007)

Total assets	¥3,248 million
Total liabilities	¥2,402 million
Total net assets	¥845 million

6. Other Notes

Figures of the above amounts are stated by discarding fractions of one thousand yen.

BALANCE SHEET
(As of March 31, 2007)

(thousand yen)

ASSETS

Current assets:	**15,359,719**
Cash and deposits	4,286,457
Trade notes and trade accounts receivable	155
Inventories	626
Prepaid expenses	31,730
Short-term loans to related companies	10,774,531
Deferred tax assets	19,515
Corporate income taxes recoverable	223,432
Other current assets	23,269
Fixed assets:	**7,225,092**
Tangible fixed assets	99,903
Buildings	85,510
Tools, furniture and fixtures	14,392
Intangible fixed assets	101,314
Telephone rights	2,775
Software	98,538
Investments and other assets	7,023,874
Investment securities	192,915
Investment in stocks of related companies	6,105,510
Long-term prepaid expenses	3,257
Deferred tax assets	32,621
Long-term deposits	400,000
Guarantees	258,416
Other investments, etc.	31,153
TOTAL ASSETS	**22,584,811**

(thousand yen)

LIABILITIES	
Current liabilities:	**4,168,761**
Short-term loans payable	4,000,000
Accounts payable – others	87,742
Accrued corporate income taxes	19,513
Accrued consumption taxes, etc	7,305
Accrued expenses payable	18,041
Deposit received	4,652
Allowance for bonuses	27,284
Other current liabilities	4,223
Fixed liabilities:	**2,044,792**
Long-term loans payable	2,000,000
Other fixed liabilities	44,792
TOTAL LIABILITIES	**6,213,554**
NET ASSETS	
Shareholders' equity:	**16,371,010**
Capital	4,840,313
Additional paid-in capital	6,181,300
Capital reserve	6,181,300
Retained earnings	7,232,446
Retained earnings reserve	97,042
Others retained surplus	7,135,404
General reserve	3,830,500
Retained earnings brought forward from the previous year	3,304,904
Treasury stock	(-) 1,883,049
Revaluation and exchange differences, etc.:	**245**
Revaluation difference of other securities	245
TOTAL NET ASSETS	**16,371,256**
TOTAL LIABILITIES AND NET ASSETS	**22,584,811**

STATEMENT OF INCOME
(April 1, 2006 to March 31, 2007)

(thousand yen)

Operating revenue	**911,424**
Operating expenses	**888,853**
Selling, general and administrative expenses	888,853
Operating profit	**22,571**
Non-operating profit	**1,352,438**
Interest and dividends received	1349,597
Dividends	256
Miscellaneous income	2,584
Non-operating expenses	**51,848**
Interest paid	39,852
Loss from investments in partnership	11,944
Other non-operating expenses	51
Ordinary profit	**1,323,161**
Special income	**27,000**
Gain from sale of investment securities	27,000
Income before income taxes and others	**1,350,161**
Corporate income taxes, inhabitant taxes and enterprise taxes	28,002
Interperiod tax allocation adjustment	73,488
Profit for the year	**1,248,670**

Statement of Shareholders' Equity, Etc.
(April 1, 2006 through March 31, 2007)

(thousand yen)

	Shareholders' equity								
		Additional paid-in capital		Retained earnings					
					Other retained surplus				
	Capital	Capital reserve	Total additional paid-in capital	Retained earnings reserve	General reserve	Retained earnings brought forward from the previous year	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,840,313	6,181,300	6,181,300	97,042	3,830,500	2,482,883	6,410,425	(1,917,871)	15,514,167
Changes during the year									
Distribution of surplus						(396,083)	(396,083)		(396,083)
Officers' bonuses						(23,000)	(23,000)		(23,000)
Profit for the year						1,248,670	1,248,670		1,248,670
Acquisition of treasury stock								(815)	(815)
Disposition of treasury stock						(7,565)	(7,565)	35,637	28,072
Changes in items other than shareholders' equity during the year – net									
Total changes during the year	-	-	-	-	-	822,021	822,021	34,822	856,843
Balance as of March 31, 2007	4,840,313	6,181,300	6,181,300	97,042	3,830,500	3,304,904	7,232,446	(1,883,049)	16,371,010

	Revaluation and exchange differences, etc.		Total net assets
	Revaluation difference of other securities	Total revaluation and exchange differences	
Balance as of March 31, 2006	-	-	15,514,167
Changes during the year			
Distribution of surplus			(396,083)
Officers' bonuses			(23,000)
Profit for the year			1,248,670
Acquisition of treasury stock			(815)
Disposition of treasury stock			28,072
Changes in items other than shareholders' equity during the year – net	245	245	245
Total changes during the year	245	245	857,089
Balance as of March 31, 2007	245	245	16,371,256

Notes to Financial Statements:

1. Matters concerning significant accounting policies

(1) Basis and methods for evaluation of securities:

(i) Investment in stocks of related companies:

At cost, determined by the moving average method

(ii) Other securities:

- Securities with market value: At market value, determined by market prices, etc. as of the close of the fiscal year (Revaluation differences are all transferred directly to net assets. Selling costs are determined by the moving average method.)

- Securities without market value: At cost, determined by the moving average method.
  However, investments in partnership are evaluated by an identified cost method and an amount equivalent to the amount of equity in the property of the partnership is reported as "investment securities" included in investments, etc. The amount of investments in partnership is recorded as "investment securities" and an amount equivalent to the amount of equity in net gain/loss of the partnership is reported as "non-operating profit and loss" and the same amount is added to or deducted from "investment securities", as the case may be. The amount of dividends from the partnership is deducted from "investment securities".

(2) Basis and methods for evaluation of inventories:

Stores: At cost, determined by the last cost method.

(3) Method of depreciation of fixed assets:

(i) Tangible fixed assets: Declining balance method

Buildings shall be depreciated over three to 18 years and tools, furniture and fixtures shall be depreciated over two to 15 years.

(ii)	Trivial depreciable assets:	Three-year equal installment method
(iii)	Intangible fixed assets:	Straight line method However, depreciation of software (for use by the Company) is made by the straight line method based on the useful life (5 years) within the Company.
(iv)	Long-term prepaid expenses:	Equal installment method

(4) Basis for providing reserves:

(i)	Allowance for doubtful receivables:	To provide for losses arising from debts becoming uncollectable, the Company provides an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credits, including possible non-performing credits.
(ii)	Allowance for bonuses:	An allowance for the bonuses to be paid to employees is provided in an estimated amount due during the accounting period.

(5) Method of treatment of lease transactions:

A financial lease other than those in which ownership of leased property is deemed to pass to its lessee is treated in the manner in which ordinary lease transactions are treated.

(6) Accounting treatment of consumption tax:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

(7) As from the fiscal year under review, financial statements are prepared pursuant to the Regulations on Corporate Accounts (Ministry of Justice Ordinance No. 13, promulgated on February 7, 2006).

(8) Changes in the accounting policies:

(Accounting Standard for Directors' Bonuses)

Bonuses for officers have been accounted for as a decrease in unappropriated retained earnings as a result of the appropriation of retained earnings. However, as from the fiscal year under review, the Accounting Standard for Directors' Bonus (Accounting

Standards Board of Japan ("ASBJ") Statement No. 4, November 29, 2005) is applicable and such bonuses are treated as expenses when defrayed.

Consequently, operating profit, ordinary profit and income before income taxes and others decreased ¥25,000 thousand, respectively, in comparison with the previous accounting method.

(Accounting Standard for Presentation of Net Assets in the Balance Sheet)

As from the fiscal year under review, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

The amount equivalent to the previous total shareholders' equity is ¥16,371,256 thousand.

(Accounting Standard for Share-Based Payment)

As from the fiscal year under review, the Accounting Standard for Share-Based Payment (ASBJ Statement No. 8, December 27, 2005) and the Implementation Guidance on Accounting Standard for Share-Based Payment (ASBJ Guidance No. 11, May 31, 2006) are applicable. The change has no effect on the consolidated statement of income.

2. Notes to Balance Sheet

(1) Receivables from, and payables to, related companies are as follows:

Receivables from related companies: ¥10,792,972 thousand

(2) Accumulated depreciation of tangible fixed assets: ¥157,554 thousand

(3) Guarantee obligations (management directive memorandums for loans to MegaChips (Hong Kong) Limited from financial institutions): ¥500,000 thousand

3. Notes to Statement of Income

(1) Volume of transactions with related companies:

(i) Operating profit: ¥911,424 thousand

(ii) Operating expenses: ¥1,000 thousand

(iii) Transactions other than business transactions: ¥145,891 thousand

4. Notes to Statement of Shareholders' Equity, Etc.

(1) Class and the number of shares of treasury stock:

Class	Number of shares as of March 31, 2006	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2007
Shares of common stock	1,183,990 shares	370 shares	22,000 shares	1,162,360 shares

(Notes) 1. The number of shares during the year increased as a result of the acquisition of less-than-one-unit shares.

2. The number of shares during the year decreased as a result of the exercise of the stock acquisition rights.

5. Notes to Tax Effect Accounting

(1) Principal components of deferred tax assets and deferred tax liabilities:

	(thousand yen)
Deferred tax assets	
Non-admitted allowance for bonuses	11,088
Non-admitted accrued enterprise tax	5,268
Non-admitted allowance for officers' retirement gratuities	16,496
Non-admitted valuation loss of golf club memberships	7,629
Non-admitted valuation loss of investment in stocks of related companies	8,664
Others	3,158
Total deferred tax assets	52,305
Deferred tax liability	
Valuation differences of securities	(168)
Total deferred tax liabilities	(168)
Net deferred tax assets	52,137

(2) Breakdown of major items causing the difference between the statutory effective tax rate and the burden rate of corporate taxes, etc. after the application of tax effect accounting:

Statutory effective tax rate	40.6%
(Adjustment)	
Entertainment expenditure, etc. permanently excluded from expenses	2.5%
Dividend income, etc. permanently excluded from gross revenue	- 35.8%
Per capita inhabitant taxes	0.2%
Others	0.0%
Burden rate of corporate taxes, etc. after the application of tax effect accounting	7.5%

6. Notes to Fixed Assets Used by Lease

(1) Amounts equivalent to the acquisition prices, accumulated depreciation and balance at the end of the year:

(thousand yen)

	Amount equivalent to the acquisition prices	Amount equivalent to accumulated depreciation	Amount equivalent to balance at the end of the year
Software	3,221	3,221	-
Total	3,221	3,221	-

(2) Amount equivalent to the balance of unearned rent at the end of the year:

Lease within one year:	¥- thousand
Lease exceeding one year:	¥- thousand
Total:	¥- thousand

(3) Other important matters concerning the leased property:

(i) Rent paid, reversal of account for impairment loss on leased fixed assets, amount equivalent to depreciation costs, amount equivalent to interest paid and impairment loss on fixed assets:

Rent paid:	¥169 thousand
Amount equivalent to depreciation costs:	¥161 thousand
Amount equivalent to interest paid:	¥0 thousand

(ii) Method of calculation of the amount equivalent to depreciation costs:

By the straight-line method on the assumption that the lease term is the useful life and that the residue value is nil.

(iii) Method of calculation of the amount equivalent to interest paid:

The difference between the total rents paid for the year and the amounts equivalent to the acquisition prices of leased property shall be deemed to be the amount equivalent to interest and the distribution thereof to each fiscal year shall be made by the interest method.

(iv) Impairment loss on fixed assets:

No impairment loss on fixed assets was allocated to leased assets.

7. Note to Related-Party Transactions

(1) Officers and major individual shareholders:

Category	Name	Capital stock or equity participation	Content of business or occupation	Ratio of voting rights held by the Company (by the related party)	Relationship		Transaction	Amount of transaction (thousand yen)	Item	Year-end balance (thousand yen)
					Number of interlocking officers	Business relationship				
Officer	Nozomu Ohara	-	Statutory Auditor of the Company	(By the related party) Direct: 0.1%	-	Legal counsel	Advisory agreement, etc.	8,750	-	-

(Notes) 1. The above amounts do not include consumption taxes.

2. Terms of transactions and the policy on determination thereof:

The advisory agreement, etc. is determined upon mutual consultation, based on the services.

(2) Subsidiaries, etc.

Category	Name	Capital stock or equity participation (thousand yen)	Content of business or occupation	Ratio of voting rights held by the Company (by the related party)	Relationship		Transaction	Amount of transaction (thousand yen)	Item	Year-end balance (thousand yen)
					Number of interlocking officers	Business relationship				
Subsidiary	MegaChips LSI Solutions Inc.	500,000	LSI business	(By the Company) Direct: 100%	6	Acceptance of back-office operations	Acceptance of operations	546,288	-	-
							Making of loans	2,638,227	Short-term loans	8,973,794
							Receipt of interest	135,488	Account receivable	15,524

Category	Name	Capital stock or equity participation (thousand yen)	Content of business or occupation	Ratio of voting rights held by the Company (by the related party)	Relationship		Transaction	Amount of transaction (thousand yen)	Item	Year-end balance (thousand yen)
					Number of interlocking officers	Business relationship				
Subsidiary	MegaChips System Solutions Inc.	500,000	System Business	(By the Company) Direct: 100%	5	Acceptance of back-office operations	Acceptance of operations	361,679	-	-
							Making of loans	1,376,326	Short-term loans	1,800,737
							Receipt of interest	10,290	Account receivable	2,213
							Payment of interest	·10	-	-
							Acceptance of operations	1,000	-	-
Subsidiary	MegaChips (Hong Kong) Limited	H$24,900 thousand	LSI business System Business	(By the Company) Indirect: 100%	2	Acceptance of back-office operations	Acceptance of operations	3,457	Trade accounts receivable	155
							Receipt of guarantee charges	101	-	-

(Notes) 1. The above amounts do not include consumption taxes.

2. Terms of transactions and the policy on determination thereof:

The terms of transactions are determined upon mutual consultation, based on the services.

8. Notes on Information Per Share

(1)	Net assets per share:	¥660.75
(2)	Profit for the year per share:	¥50.42

9. Notes on Significant Subsequent Events

The Company, at the meeting of its Board of Directors held on February 26, 2007, adopted a resolution to merge its subsidiaries MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007 and entered into a merger agreement on February 26, 2007, as described below:

(1) Purpose of the merger:

On April 1, 2004, the MegaChips Group shifted to the current system of holding company through corporate separation, with the aim of creating a business environment under which each division of business can maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division of business and speedy decision-making.

As a result, its system business, which had long been deficit-ridden, produced a surplus during the previous business year and its LSI business has been cultivating new markets by utilizing new, proprietary technologies of the Group.

However, to face competition in and outside of Japan in the future and seek further growth, the Group is required to enhance cost-consciousness, improve efficiency of and standardize its operations, and maintain and improve its quality levels. For that purpose, the Company has determined that it is necessary to integrate and strengthen the fundamental functions common to the LSI business and system business, including consignment of manufacture of products, quality assurance and physical distribution. Furthermore, to efficiently establish a system for securing the trustworthiness of its financial reporting under the Financial Instruments and Exchange Law of Japan, the Company has determined that it is the most appropriate method to consolidate the three group companies.

(2) Names of and major business of the companies to be merged:

MegaChips LSI Solutions Inc. engages in LSI business and MegaChips System Solutions Inc. engages in system business, respectively.

(3) Method of the merger and the trade name of the company after the merger:

The Company will, as a surviving company, merge MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc., both of which will be dissolved. The Company, in accordance with the provisions of paragraph 3 of Article 796 (Simplified merger) of the Corporation Law of Japan, has omitted to obtain a resolution therefor at any General Meeting of Shareholders.

The name of the company after the merger is MegaChips Corporation.

(4) Ratio of merger and the payment upon merger:

MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. were 100% subsidiaries of the Company, respectively. Hence, upon the merger, no new shares were issued, no capital was increased or no payment upon merger was made.

(5) Outline of the accounting treatment:

In accordance with the "Accounting Standard for Business Combinations" (Business Accounting Council, October 31, 2003) and the "Implementation Guidance on the Accounting Standard for Business Combination and the Accounting Standard for Business Divestitures" (ASBJ Accounting Standard Implementation Guidance No. 10, December 27, 2005), the merger was accounted for as a transaction made under common control.

(6) Transfer of assets:

As of the merger date, the Company acquired and assumed all of the assets, liabilities, rights and obligations of MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc.

The assets and liabilities of MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. acquired and assumed by the Company are as follows:

(i)	MegaChips LSI Solutions Inc. (as of March 31, 2007)	
	Total assets	¥19,384 million
	Total liabilities	¥14,501 million
	Total net assets	¥4,883 million
(ii)	MegaChips System Solutions Inc. (as of March 31, 2007)	
	Total assets	¥3,248 million
	Total liabilities	¥2,402 million
	Total net assets	¥845 million

10. Other Notes

Figures of the above amounts are stated by discarding fractions of one thousand yen.

Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITOR'S REPORT

May 10, 2007

To: The Board of Directors
MegaChips Corporation

KPMG AZSA & Co.

By Akira Yonezawa (seal)
Specified and Executive Partner
Certified Public Accountant

By Mikio Naruse (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 444, paragraph 4 of the Corporation Law of Japan, this firm has audited the consolidated financial statements, or the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of MegaChips Corporation (the "Company"), applicable to its consolidated fiscal year from April 1, 2006 to March 31, 2007. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with the auditing standards generally accepted in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions.

This firm is of the opinion that the abovementioned consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

1. As described in the "important matters forming the basis of preparation of consolidated financial statements" in the notes to consolidated financial statements, the accounting standard for bonuses for officers is applicable as from the fiscal year

under review. Hence, the Company prepares its consolidated financial statements in accordance with such accounting standard.

2. As described in the "significant subsequent event" in the notes to consolidated financial statements, the Company merged MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007.

There is no such relation of interests between the Company and this auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

Audit Report on Financial Statements

INDEPENDENT AUDITOR'S REPORT

May 10, 2007

To: The Board of Directors
MegaChips Corporation

KPMG AZSA & Co.

By Akira Yonezawa (seal)
Specified and Executive Partner
Certified Public Accountant

By Mikio Naruse (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 436, paragraph 2, item 1 of the Corporation Law of Japan, we, the oversigned auditing firm, audited the financial statements, or the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and their accompanying detailed statements for the 17th fiscal year of MegaChips Corporation (the "Company") covering the period from April 1, 2006 to March 31, 2007. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with the auditing standards generally accepted in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions.

This firm is of the opinion that the above financial statements and their accompanying detailed statements fairly present the state of the property and profit and loss for the period related to the financial statements and their accompanying detailed statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

1. As described in the "important accounting policies" in the notes to non-consolidated financial statements, the accounting standard for bonuses for officers is applicable as from the fiscal year under review. Hence, the Company prepares its consolidated financial statements in accordance with such accounting standard.

2. As described in the "significant subsequent event" in the notes to non-consolidated financial statements, the Company merged MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007.

There is no such relation of interests between the Company and this audit corporation or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, based upon the audit report prepared by each Statutory Auditor on the performance by the Directors of their duties during the 17th fiscal year from April 1, 2006 to March 31, 2007, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by the Statutory Auditors and the Board of Statutory Auditors and the particulars thereof:

The Board of Statutory Auditors determined the audit policy, assignment of duties among them, etc., received from each Statutory Auditor reports on the state of his performance of audits and the results thereof, and also received from the Directors, etc. and the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary.

Each Statutory Auditor, pursuant to the rules of audits by the Statutory Auditors determined by the Board of Statutory Auditors and in accordance with the audit policy, assignment of duties among them, etc., maintained constant communication with the Directors, the internal audit sections and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc., reports on the state of performance of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the performance by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such other systems provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, as well as the status of the systems (internal control systems) established pursuant to such resolutions. With regard to the fundamental policy under Article 127, item 1 of the Regulations to Enforce the Corporation Law and the measures under Article 127, item 2 of the said regulations, as described in the business report, we investigated the details thereof by taking into account the developments of deliberation by the Board of Directors, etc. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, statutory auditors, etc. thereof and required the subsidiaries to render reports on their business operations whenever necessary. In accordance with such methods, we investigated the business report and its accompanying detailed statements for the fiscal year under review.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to

secure adequate performance of duties" (as listed in the items of Article 159 of the Regulations on Corporate Accounts) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary. In accordance with such methods, we investigated the financial statements (the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements) and their accompanying detailed statements, as well as the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements), for the fiscal year under review.

2. Results of audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its accompanying detailed statements present fairly the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists;

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the performance by the Directors of their duties concerning such internal control systems contains nothing to be pointed out; and

(iv) That the fundamental policy on the appropriate stance of persons to control the determination of the financial and business policies of the Company as described in the business report contains nothing to be pointed out and that the measures under Article 127, item 2 of the Regulations to Enforce the Corporation Law of Japan as described in the business report comply with the fundamental policy and do not prejudice any common interests of the shareholders or are not contemplated to maintain the positions of the officers of the Company.

(2) Results of audit of the financial statements and their accompanying detailed statements:

We are of the opinion that the method and results of the audit made by the account auditors, KPMG AZSA & Co., are proper.

(3) Results of audit of the consolidated financial statements:

We are of the opinion that the method and results of the audit made by the account auditors, KPMG AZSA & Co., are proper.

May 11, 2007

Board of Statutory Auditors
MegaChips Corporation

Mitsuo Tsuji (seal)
Standing Statutory Auditor

Hisakazu Nakanishi (seal)
Statutory Auditor

Nozomu Ohara (seal)
Statutory Auditor

Keiichi Kitano (seal)
Statutory Auditor

- END -

Reference Document for the General Meeting of Shareholders

Propositions and explanatory information:

Proposition No. 1: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

The Company merged its two domestic operating subsidiaries as of April 1, 2007. With the aim of increasing its enterprise value by further expanding business in the area of application-specific LSIs (ASSP) in the future and simultaneously strengthening its business management system, it is proposed that the number of Directors provided for in Article 20 of the existing Articles of Incorporation of the Company be changed from six (6) to seven (7).

The amendment as proposed herein will be conditional that Proposition No. 2 (Election of seven Directors) be approved and adopted as proposed.

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(Number of Directors) Article 20. The Company shall have not more than <u>six (6)</u> Directors.	(Number of Directors) Article 20. The Company shall have not more than <u>seven (7)</u> Directors.

Proposition No. 2: Election of seven Directors

The term of office of Directors Messrs. Shigeki Matsuoka, Yukihiro Ukai, Yoshimasa Hayashi, Tetsuo Hikawa, Hiroyuki Mizuno and Masayuki Fujii will expire at the close of this Ordinary General Meeting of Shareholders.

On condition that Proposition No. 1 (Amendment to the Articles of Incorporation) be approved and adopted as proposed, it is hereby proposed that seven Directors (including outside Director Mr. Hiroyuki Mizuno), including Mr. Keizo Higuchi, be elected to strengthen the management system.

The candidates for Directors are as follows:

No.	Name	Current title	Numbers of shares of the Company held by candidate
1.	Shigeki Matsuoka	President and Representative Director of the Company Director of MegaChips (Hong Kong) Limited	1,758,000 shares
2.	Yukihiro Ukai	Managing Director of the Company Officer, President of LSI Company of the Company	96,000 shares
3.	Yoshimasa Hayashi	Director of the Company Officer, General Manager of Division 1, LSI Company of the Company Director of the MegaChips (Hong Kong) Limited	618,000 shares
4.	Tetsuo Hikawa	Director of the Company Officer, President of System Company of the Company	122,000 shares
5.	Hiroyuki Mizuno	Director of the Company Vice Chairman of Osaka Electro-Communication University Director of KONAMI CORPORATION Director of Innovation Engine Inc. Director of 45 Corp. President of Hiroshima Prefectural Institute of Industrial Science and Technology	1,000 shares
6.	Masayuki Fujii	Director of the Company Officer, Department Manager of Corporate Planning Department of the Company	- share
7.	Keizo Higuchi	Officer, General Manager of Division 2, LSI Company of the Company	- share

Proposition No. 3: Election of two Statutory Auditors

The term of office of Statutory Auditors Messrs. Mitsuo Tsuji and Nozomu Ohara will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that two Statutory Auditors be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidates for Statutory Auditors are as follows:

No.	Name	Current title	Numbers of shares of the Company held by candidate
1.	Mitsuo Tsuji	Standing Statutory Auditor of the Company	- share
2.	Nozomu Ohara	Statutory Auditor of the Company	14,480 shares

Proposition No. 4: Revision of remuneration of Directors

The amount of remuneration of the Directors of the Company is "not exceeding ¥180 million per annum", as approved at the 8th Ordinary General Meeting of Shareholders held on June 16, 1998. Accordingly, remuneration is paid to the Directors monthly.

At the 12th Ordinary General Meeting of Shareholders held on June 25, 2002, the Company shortened the term of office of Directors to one year and formed a common policy on remuneration of officers (a pay-per-performance policy) upon the abolition of the policy of officers' retirement gratuities. Also, the Company has since taken measures to strengthen corporate governance, including the early adoption of an executive officer system and the hiring of outside Directors and outside Statutory Auditors.

The Company believes that what is required of the Directors is to continue their efforts to ensure profits in the rapidly changing business conditions and enhance its enterprise value continuously and that by sharing the benefits of operating improvements and downside risk with the shareholders, the Directors can have more incentive and morale and continue their efforts. Thus, the Company believes that the efficient utilization of remuneration of Directors will contribute to persistent operating improvements and prosperity of the Company and the continuous enhancement of its enterprise value.

In line with the changes in the social and economic conditions since the last revision of the mount of remuneration of Directors, the "Corporation Law" of Japan has come into force and the accounting standards have been revised. Accordingly, the treatment of officers' bonuses has been changed. Hence, with the aim of paying officers' bonuses, which have been paid as the appropriation of retained earnings as approved by the General Meeting of Shareholders, within the limit of the amount of remuneration of Directors approved by the General Meeting of Shareholders, flexibly according to the operating performances, it is hereby proposed that the amount of remuneration of Directors be revised to "not exceeding ¥250 million per annum (including not exceeding ¥45 million for outside Directors)".

It is also proposed that the amount of remuneration, etc. payable to the Directors should not include the portions of salaries and wages of employees concurrently serving as Directors, as heretofore.

With regard to remuneration, etc. of Directors, the Company has adopted a system under which the Directors' Compensation Committee, comprised of the outside Directors and outside Statutory Auditors, shall deliberate thereon by taking into consideration the operating performances of the Company, profitability level, individual Directors' profit contributions and otherwise, pursuant to the provisions of the Regulations of the Board of Directors and other applicable rules.

Currently, six Directors, including one outside Director, are in office. If Proposition No. 2 (Election of seven Directors) submitted to this Ordinary General Meeting of Shareholders is approved and adopted as proposed, the Company will have seven Directors, including one outside Director.

- END -

(Translation)

File No. 82-4861

June 22, 2007

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 17th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

Matters reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 17th fiscal year (from April 1, 2006 to March 31, 2007)

   The Company reported the contents of the above-mentioned business report and consolidated financial statements and the results of audit thereof.

2. Report on the financial statements for the 17th fiscal year (from April 1, 2006 to March 31, 2007)

The Company reported the contents of the above-mentioned financial statements.

Matters resolved:

Proposition No. 1: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 2: Election of seven Directors

The proposition was approved and adopted as proposed. Messrs. Shigeki Matsuoka, Yukihiro Ukai, Yoshimasa Hayashi, Tetsuo Hikawa, Hiroyuki Mizuno and Masayuki Fujii, six in all, were reelected as Directors and Mr. Keizo Higuchi was newly elected as Director, and assumed office, respectively.

Mr. Hiroyuki Mizuno is an outside Director.

Proposition No. 3: Election of two Statutory Auditors

The proposition was approved and adopted as proposed. Messrs. Mitsuo Tsuji and Nozomu Ohara were reelected as Statutory Auditors, and assumed office, respectively.

Mr. Nozomu Ohara is an outside Statutory Auditor.

Proposition No. 4: Revision of remuneration of Directors

The proposition was approved and adopted as proposed that the amount of remuneration of Directors be revised to "not exceeding ¥250 million per annum (including not exceeding ¥45 million for outside Directors)", within the limit of which remuneration, inclusive of officers' bonuses, will be paid to the Directors. (Such amount shall not include the portions of salaries and wages of employees concurrently serving as Directors.)

- E N D -

By a resolution adopted at the meeting of the Board of Directors held after the close of this Ordinary General Meeting of Shareholders, the following Representative Director and Director with specific title were elected, and assumed office, respectively:

President and Representative Director: Shigeki Matsuoka

Managing Director: Yukihiro Ukai

Additionally, after the close of this Ordinary General Meeting of Shareholders, Mr. Mitsuo Tsuji was elected as full-time Statutory Auditor by resolution of the Board of Statutory Auditors and assumed office.

- E N D -

END